

December 5, 2012

Via E-mail
Mr. Jeffrey S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1050 17th Street, Suite 800
Denver, CO 80265

> **Re: CoreSite Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-34877**

Dear Mr. Finnin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Contractual Obligations, page 40

1. Please confirm that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

Capitalization of Costs, page 40

2. In future filings, please disclose the total amount of capitalized internal costs during each fiscal year related to your redevelopment projects, your development projects, and your leasing of real estate. Further, please specifically quantify the amount of salaries capitalized in each category. Please provide us an example of your proposed disclosure.

Financial Statements

Consolidated Statements of Cash Flows, page 48

3. Please revise to separately disclose capital expenditures related to redevelopment projects and development projects. Additionally, if material, separately detail expenditures for capital improvements by property.

Notes to Consolidated Financial Statements, page 49

17. Commitments and Contingencies, page 66

4. We note your disclosure that you believe that the litigation with Mr. Brumer will not have a material adverse effect on your business, financial position or liquidity. Please tell us and revise future filings to address whether or not you believe this matter will have a material adverse effect on your results of operations as well.

5. You disclose that the ultimate resolution of the litigation with Mr. Brumer is not estimable at this time. Please tell us and revise future filings to disclose whether or not you can estimate the possible loss or range or loss. If you are not able to provide this disclosure, please tell us why and when you think circumstances will change to allow for such an estimate. Reference is made to paragraph 4b of ASC 450-20-50.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant